Hunton Andrews Kurth LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219-4074 Tel 804 • 788 • 8200 Fax 804 • 788 • 8218
April 30, 2019	James V. Davidson Direct Dial: 804 • 787 • 8035 EMAIL: jdavidson@HuntonAK.com File No: 088502.0000002

Confidential

VIA EDGAR

Ms. Stacie Gorman

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Postal Realty Trust, Inc.

Registration Statement on Form S-11

Filed April 2, 2019

(File No. 333-230684)

Dear Ms. Gorman:

As counsel to Postal Realty Trust, Inc., a Maryland corporation (the “Company”), and pursuant to our telephone conversations, we are transmitting today the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-11 (File No. 333-230684) (the “Registration Statement”) contained in your letter dated April 16, 2019 (the “Comment Letter”), as originally provided to you supplementally on April 18, 2019.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Capitalized terms used and not otherwise defined in this letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

ATLANTA AUSTIN BANGKOK BEIJING BOSTON BRUSSELS CHARLOTTE DALLAS DUBAI HOUSTON LONDON LOS ANGELES

MIAMI NEW YORK NORFOLK RESEARCH TRIANGLE PARK RICHMOND SAN FRANCISCO THE WOODLANDS TYSONS WASHINGTON, DC

www.HuntonAK.com

April 30, 2019

Table of Contents, page ii

1.	We note your revised disclosure that the Shares of Voting Equivalency stock are convertible into shares of Class A common stock at the election of the holder at any time. Please confirm to us that the issuance of these shares of Class A common stock upon conversion will be pursuant to a valid exemption from registration. Please also tell us, and revise your disclosure if appropriate, if the holders of the shares of Class A common stock received upon conversion will be entitled to any resale registration rights.

RESPONSE: The Company confirms to the Staff that the issuance of shares of the Company’s Class B common stock, par value $0.01 per share (“Voting Equivalency stock”), will be made pursuant to a valid exemption from registration and the issuance of the Company’s Class A common stock upon the voluntary conversion of shares of Voting Equivalency stock will be made pursuant to a valid exemption from registration. Pursuant to the terms of the Company’s charter, shares of Voting Equivalency stock may not be transferred outside of Andrew Spodek’s immediate family. While no transfers of Voting Equivalency stock by Mr. Spodek are currently contemplated, any permitted transfer of shares of Voting Equivalency stock by Mr. Spodek to an immediate family member is expected to be by means of a bona fide gift or testamentary transfer for no consideration and would not involve any general solicitation. Accordingly, the Company believes that the shares of Class A common stock issuable to Mr. Spodek or members of his immediate family upon conversion of shares of Voting Equivalency stock will be issued in a valid private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Company acknowledges that any such shares of Class A common stock that may be issued upon conversion of the Voting Equivalency stock would not be transferable by the recipient under the Securities Act absent registration or a valid exemption from registration.

The Company advises the Staff that holders of Class A common stock issuable upon conversion of Voting Equivalency stock, as well as holders of Class A common stock issued in the formation transactions, will be entitled to request that the Company file a resale registration statement for the resale of (i) the shares of Class A common stock issuable upon conversion of Voting Equivalency stock issued in the Company’s formation transactions and (ii) the shares of Class A common stock issued in the formation transactions As reflected on Exhibit A attached hereto, the Company will revise the disclosure in the Registration Statement to clarify these resale registration rights in response to the Staff’s comment and will make corresponding changes to other pages of the Registration Statement, as appropriate.

April 30, 2019

Risk Factors, page 20

2.	We note that your forum selection provision identifies the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please add related risk factor disclosure. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

RESPONSE: The Company advises the Staff that the exclusive provision in the Company’s bylaws does not apply to actions arising under the Securities Act or the Exchange Act. The Company will ensure that the exclusive forum provision in the Company’s bylaws clearly states that such provision does not apply to the federal securities laws. In addition, reflected on Exhibit B as attached hereto, the Company will revise the disclosure in the Registration Statement regarding the exclusive forum provision to clarify that such provision does not apply to actions arising under the federal securities laws in response to the Staff’s comment.

Our Management Business, page 97

3.	We note your response to comment 15 of our letter dated December 20, 2018. Please expand your disclosure in this section to describe the compensation arrangements for your management business.

RESPONSE: The Company will add disclosure in the Registration Statement with respect to its property management business in response to the Staff’s comment, as reflected on Exhibit C attached hereto.

April 30, 2019

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-787-8035.

Sincerely,

/s/ James V. Davidson

cc:	Andrew Spodek, Postal Realty Trust, Inc.

David C. Wright, Hunton Andrews Kurth LLP

Christina T. Roupas, Winston & Strawn LLP

Exhibit A

We use market data, demographic data, industry forecasts and industry projections throughout this prospectus. Unless otherwise indicated, we derived such information from the market study prepared for us by Real Estate Asset Counseling, Inc., or REAC, a real estate consulting firm focusing on the postal industry. Such information is included in this prospectus in reliance on REAC’s authority as an expert on such matters. We have paid REAC a fee of $25,000 for such services. In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable. The industry forecasts and projections are based on historical market data and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the market and industry research others have performed are reliable, but we have not independently verified this information. Certain financial and operational data regarding the United States Postal Service (the “USPS”) reports to the Postal Regulatory Commission (the “PRC”), has been obtained from the USPS’s internet website at www.usps.com or the PRC’s internet website at www.prc.gov. The USPS’s fiscal year end is September 30 and all fiscal year end data is as of such date. Information on, or accessible through, the USPS’s website or the PRC’s website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Our statement that we believe that upon the completion of this offering and the related formation transactions that we, together with our taxable REIT subsidiary, will be the largest manager of properties leased to the USPS subject to certain conditions described in greater detail under “Business and Properties—Overview” is based on the aggregate net leaseable square footage of our owned and managed properties.

Class A Common Stock and Voting Equivalency Stock

Following this offering, we will have two classes of common stock, Class A common stock and Class B common stock~~, which we~~. We refer to our Class B common stock in this prospectus as Voting Equivalency stock. Our Voting Equivalency stock is designed to give the holder thereof a right to vote that is proportional to such holder’s economic interest in our company as if such holder had exchanged all of its common units of limited partnership interest in our operating partnership, or OP units, for shares of Class A common stock and therefore does not provide any disproportionate voting rights. Without the votes afforded by the Voting Equivalency stock, the initial holder of OP units would not have a vote proportionate to its economic interests in our company, as OP units have no voting rights with respect to Postal Realty Trust, Inc. matters. References in this prospectus to “common stock” refer either to our Class A common stock or to our Class A common stock and Voting Equivalency stock collectively, as the context requires, but does not refer solely to our Voting Equivalency stock. Our Voting Equivalency stock has limited transferability and will not be listed on the New York Stock Exchange or any other national securities exchange, as such term is defined in Section 6 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We will issue                 shares of our Voting Equivalency stock to an entity controlled by Andrew Spodek, our chief executive officer and a member of our board of directors, as part of our formation transactions. No additional shares of Voting Equivalency stock have been authorized for issuance. This entity will be the only initial holder of our Voting Equivalency stock. Each outstanding share of Voting Equivalency stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Voting Equivalency stock will vote together as a single class. Shares of Voting Equivalency stock are convertible into shares of Class A common stock, on a one-for-one basis, at the election of the holder at any time. Additionally, one share of Voting Equivalency stock will automatically convert into one share of Class A stock for each 49 Spodek Initial OP Units (as defined herein) transferred (including by the exercise of redemption rights afforded with respect to OP Units) to a person other than a permitted transferee. This ratio is a function of the fact that each share of Voting Equivalency stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote and maintains the voting proportion of holders of Voting Equivalency stock with the holder’s economic interest in our company. If requested by holders of shares of Voting Equivalency stock we will register the resale of Class A common stock issuable upon conversion of the Voting Equivalency stock beginning one year after the closing date of this offering.

Exhibit B

If we and the ROFO seller are unable to reach an agreement within the time periods set forth above, the ROFO seller shall be free to consummate a sale or transfer of the ROFO property to another party, so long as the consideration is not less than 90% of the sales price stated in the original offer and all other basic terms of the sale or transfer including the terms of any conditions to closing, closing costs and expenses and timing of due diligence review and closing, are not materially more favorable to such buyer or transferee than the terms of the original offer.

In the normal course of business, we expect to regularly review opportunities to acquire postal properties as they are offered for sale, through brokers or through personal relationships Mr. Spodek has developed with other postal property owners. We have not entered into purchase and sale agreements for any properties nor completed our due diligence with respect to any properties other than the Predecessor Properties and the Acquisition Properties and thus there can be no assurance that we will negotiate mutually acceptable purchase terms and definitive documentation or that we will complete the acquisition of any properties other than the Predecessor Properties and the Acquisition Properties.

Our Management Business

~~In addition to self-managing~~We will self-manage all of our 271 initial properties~~,~~. In addition, upon completion of this offering our taxable REIT subsidiary, PRM, will provide third party fee-based property management services for an additional ~~401~~404 postal properties owned by members of Mr. Spodek’s family and their partners. The management agreements for these properties will provide that we will provide customary property management services for the properties, including overseeing property maintenance, collecting rent and disbursing expenses as well as accounting and lease negotiation services. Our taxable REIT subsidiary will receive a management fee for these services based on ~~specific services provided~~the gross rent paid by the USPS for each ~~such~~ managed property. The initial management fee will be equal to 6.5% of each property’s gross rent and is payable monthly or quarterly. The management agreements have an initial term of ~~years, subject to~~one year with automatic renewals ~~of successive one-year periods~~, unless terminated by either party ~~provides at least~~. The management agreements may be terminated by either party at any time upon 30 days ~~advance~~’ notice ~~of non-renewal~~ to the other party.

We intend to seek to grow our third-party property management, consulting and advisory business with other postal property owners as we believe we offer professional and specialized property management services that can provide substantial benefits to postal property owners while providing us an attractive source of income and potential acquisition opportunities. The terms of future management agreements will be negotiated by us and the property owner and we expect that management fees will depend upon the level of services we provide. We expect the management fee for future properties to be a percentage of the property’s gross rent.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If we continue to take advantage of any of these exemptions, we do not know if some investors will find our shares of Class A common stock less attractive as a result. The result may be a less active trading market for our shares of Class A common stock and our share price may be more volatile.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to avail ourselves of these exemptions although, subject to

Exhibit C

•	the power of our Board of Directors, without stockholder approval, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock; provided that our board may not increase the number of shares of Voting Equivalency stock that we have authority to issue or reclassify any shares of our capital stock as Voting Equivalency stock without the approval of the holders of a majority of the outstanding shares of Class A common stock (voting as a separate class);

•	the power of our Board of Directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

•	the restrictions on ownership and transfer of our stock; and

•	advance notice requirements for director nominations and stockholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL was repealed, or the business combination is not approved by our board of directors, or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Exclusive Forum

Our bylaws ~~will~~ provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, ~~Baltimore~~Northern Division, will be the sole and absolute forum for (a) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the MGCL, (b) any derivative action or proceeding brought on our behalf, other than actions arising under the federal securities laws, (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (e) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine and no such action may be brought in any court sitting out of the State of Maryland unless we consent in writing to such court.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter provides for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or